Exhibit 12.1

DIGENE CORPORATION
Computation of Ratio of
Earnings to Fixed Charges

						For the Three
	For the Period Ended June 30,					Months Ended
Fixed Charges = Sum of:	2000	2001	2002	2003	2004	September 30, 2004
Interest expensed and capitalized	$320	$10,297	$32,217	$272,810	$183,945	$21,613
Amort. premium/discount and capitalized expenses relating to indebtedness	—	—	—	—	—	—
Estimates of interest within rental expenses	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Fixed Charges	$320	$10,297	$32,217	$272,810	$183,945	$21,613

Earnings = Sum of:
Additions:
Pre-tax income from continued operations	$(6,582,838)	$(6,363,780)	$(9,186,510)	$(4,100,046)	$7,217,081	$(10,297,667)
Fixed Charges (above)	320	10,297	32,217	272,810	183,945	21,613
Amort. of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Share of pre-tax losses of equity investees	—	—	—	—	—	—
Deletions:
Interest capitalized	—	—	—	—	—	—
Preference security dividends	—	—	—	—	—	—
Minority interest in pre-tax income of subs	—	—	—	—	—	—

Earnings	$(6,582,518)	$(6,353,483)	$(9,154,293)	$(3,827,236)	$7,401,026	$(10,276,054)

Ratio of Earnings to Fixed Charges(1)	—	—	—	—	40.25x	—

(1)	For the fiscal years ended June 30, 2000, 2001, 2002 and 2003, and the three months ended September 30, 2004, earnings were insufficient to cover fixed charges. For this reason, no ratios are provided.